March 20, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Office of Manufacturing
Washington, D.C. 20549
Attn: Heather Clark and Andrew Blume

RE:	Credo Technology Group Holding Ltd
Form 10-K for the Fiscal Year Ended April 30, 2022
Form 10-Q for the Quarterly Period Ended January 28, 2023
Form 8-K Filed March 1, 2023
File No. 001-41249

Ladies and Gentlemen:

Credo Technology Group Holding Ltd (the “Company”, “Credo” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have set forth below the comments received from the Staff in Italics. Following each Staff comment is the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended January 28, 2023

Notes to Unaudited Condensed Consolidated Financial Statements

4. Revenue Recognition, page 13

1.	We note your disclosure on page 14 that you issued approximately 4.1 million warrants during December 2021 to your customer, Amazon.com NV Investment Holdings LLC, that "will vest in tranches over the contract term based on the amount of global payments" from the customer and its affiliates. Citing relevant authoritative accounting guidance, tell us the specific grant date(s) you will use to record the fair value of the warrants. In doing so, explain if each tranche will be valued using a different grant date and explain the reasons for your determination.

Response: In accordance with ASC 606-10-32-25A, the Company measured the warrants using ASC 718. In accordance with ASC 718-10-20 guidance, the grant date was determined to be December 28, 2021, which was the date that satisfied the definition of grant date based on the following factors:

a.	Credo and Amazon reached a mutual understanding of key terms and conditions upon signing of the agreement on December 28, 2021;

b.	On December 28, 2021, Credo became contingently obligated to issue Credo’s ordinary shares to Amazon based on purchase of goods or services as a customer;

c.	Approval by Credo’s board of directors was obtained on December 15, 2021 (prior to the signing of the agreement); and

d.	Amazon began to benefit from or to be adversely affected by a change in Credo’s share price once the exercise price of the warrants was set at $10.74 on December 28, 2021 (the date of the signing of the agreement).

The global payments from the customer and its affiliates meet the definition of a performance condition under ASC 718. As this performance condition only affects the vesting of the award, it is not considered in estimating the fair value of a warrant share in accordance with ASC 718-10-30-27. Therefore, all warrants were valued on the grant date, which occurred upon signing of the agreement.

Form 8-K filed March 1, 2023

Exhibit 99.1, page 1

2.	We note that you present non-GAAP gross profit, net income (loss), and diluted net income (loss) per share that exclude warrant contra revenues. Considering these amounts are directly related to revenue generating activities with customers, please remove these adjustments from all non-GAAP measures. See Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and will remove warrant contra revenue adjustments from its non-GAAP measures in future financial releases and future filings with the Commission.

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In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Should you have any questions or comments with respect to the above, or believe that a call would be helpful, please do not hesitate to contact me at (415) 377-6101.

Sincerely,

/s/ Daniel Fleming
Name: Daniel Fleming
Title: Chief Financial Officer